UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                           PEAK INTERNATIONAL LIMITED
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   G69586108
                                 --------------
                                 (CUSIP Number)

                                  Guy W. Adams
                            GWA Capital Partners LLC
                         55 South Lake Avenue, Suite 720
                           Pasadena, California 91101
                                 (626) 486-0350
                -------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 21, 2005
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. G69586108                                            Page 2 of 9 Pages



1   Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

                  MOUND FUND, LP

2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6   Citizenship or Place of Organization

                  DELAWARE

      Number of           7          Sole Voting Power
       Shares                            822,300
     Beneficially         8          Shared Voting Power
      Owned By                                 0
        Each              9          Sole Dispositive Power
      Reporting                          822,300
       Person            10          Shared Dispositive Power
        With                                   0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                  822,300

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13  Percent of Class Represented By Amount in Row (11)

                  6.6%

14  Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. G69586108                                            Page 3 of 9 Pages



1   Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

                  GWA CAPITAL PARTNERS LLC

2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6   Citizenship or Place of Organization

                  DELAWARE

      Number of           7          Sole Voting Power
       Shares                            922,300
     Beneficially         8          Shared Voting Power
      Owned By                                 0
        Each              9          Sole Dispositive Power
      Reporting                          922,300
       Person            10          Shared Dispositive Power
        With                                   0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                  922,300

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13  Percent of Class Represented By Amount in Row (11)

                  7.4%

14  Type of Reporting Person (See Instructions)

                  IA;OO

                                  SCHEDULE 13D

CUSIP No. G69586108                                            Page 4 of 9 Pages



1   Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

                  GUY W. ADAMS

2   Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3   SEC Use Only

4   Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ X ]

6   Citizenship or Place of Organization

                  DELAWARE

      Number of           7          Sole Voting Power
       Shares                            922,300
     Beneficially         8          Shared Voting Power
      Owned By                                 0
        Each              9          Sole Dispositive Power
      Reporting                          922,300
       Person            10          Shared Dispositive Power
        With                                   0

11  Aggregate Amount Beneficially Owned by Each Reporting Person

                  922,300

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13  Percent of Class Represented By Amount in Row (11)

                  7.4%

14  Type of Reporting Person (See Instructions)

                  IN;HC

                                                               Page 5 of 9 Pages

          This Amendment No.1 to Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Peak International Limited, a Bermuda exempted company with limited liability (the "Issuer"). This Amendment No.1 supplementally amends the initial statement on Schedule 13D, filed September 30, 2005 by the Reporting Persons (as defined below). This Amendment No.1 is being filed to report that the arrangement, disclosed in the initial statement on Schedule 13D, between ePak Resources (S) PTE Ltd., a Hong Kong limited liability company ("ePak") and GWA Capital Partners (as defined below), designed to effect a change in the management of the Issuer, has been suspended.

Item 1.   Security and Issuer.

          This Statement relates to the Shares. The address of the principal executive office of the Issuer is 38507 Cherry Street, Unit G, Newark, CA 94560.

Item 3.   Source and Amount of Funds or Other Consideration.

          Mound expended $190,040 of its working capital to purchase the securities reported herein as having been acquired since the filing of the initial statement on Schedule 13D.

          The securities held for the accounts of each of Mound, GWA Investments and GWA Master Fund may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of the debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

          All of the securities reported herein as having been acquired were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified herein, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention partially or entirely with respect to any and all matters referred to herein.

          As previously reported, GWA Capital Partners was considering a plan to effect a change in the management of the Issuer by seeking to replace a majority of its Board of Directors. GWA Capital Partners had agreed in principle to purchase a call right for $1.00 which would grant the holder thereof the right to require all of the equity holders of ePak, to exchange their equity interests in ePak for Shares. As contemplated, the call right would be exercisable if, among other things, a majority of the Board of Directors of the Issuer was replaced, the Issuer's Board of Directors and stockholders approved a merger (or similar business combination) between ePak and the Issuer, all necessary legal and regulatory approvals had been received, and no condition constituting a material adverse change had occurred. The call right would then be transferable by GWA Capital Partners to the Issuer or one of the Issuer's wholly owned

                                                               Page 6 of 9 Pages

subsidiaries if the majority of the Issuer's Board of Directors was replaced. In connection with its sale of the call right, ePak was also to grant GWA Capital Partners an irrevocable option to purchase up to 4,000,000 fully paid and non-assessable ordinary shares of ePak at an exercise price of $1.00 per share. The ability to exercise the option would be conditioned on the approval by the Issuer's Board of Directors and stockholders of a merger (or similar business combination) between ePak and the Issuer.

           As of the current date, ePak has not issued the call right or the irrevocable option to GWA Capital Partners, and there has been no further communication from ePak to GWA Capital Partners. GWA Capital Partners is therefore no longer currently considering a plan to effect a change in the management of the Issuer. However, GWA will continue to consider all possible alternatives for enhancing value for the shareholders of the Issuer, including through an arrangement with ePak.

Item 5.   Interest in Securities of the Issuer.

          The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

          According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10Q, the number of Shares outstanding was 12,420,388 as of the close of business on September 30, 2005.

          (a) (i) Mound Fund, LP ("Mound") may be deemed to be the beneficial owner of 822,300 Shares, or 6.6% of the Shares outstanding.

               (ii) GWA Capital Partners LLC ("GWA Capital Partners") may be deemed to be the beneficial owner of 922,300 Shares, or 7.4% of the Shares outstanding.

               (iii) Mr. Guy W. Adams ("Mr. Adams") may be deemed to be the beneficial owner of 922,300 Shares, or 7.4% of the Shares outstanding.

          (b) (i) Mound may be deemed to have sole power to direct the voting and disposition of 822,300 Shares.

               (ii) GWA Capital Partners may be deemed to have sole power to direct the voting and disposition of 922,300 Shares held for the accounts of Mound and GWA Master Fund, L.P. ("GWA Master Fund"), with respect to which GWA Capital Partners serves as general partner, and GWA Investments LLC ("GWA Investments"), with respect to which GWA Capital Partners serves as managing member.

               (iii) Mr. Adams, in his capacity as managing member of GWA Capital Partners, may be deemed to have sole power to direct the voting and disposition of 922,300 Shares held for the accounts of Mound and GWA Master Fund, with respect to which GWA Capital Partners serves as general partner, and GWA Investments, with respect to which GWA Capital Partners serves as managing member.

          (c) Except as set forth in Annex A hereto, there have been no transactions effected with respect to the Shares by any of the Reporting Persons.

          (d)  None.

          (e)  Not applicable.

                                                               Page 7 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7.   Material to be Filed as Exhibits.

          None.

                                                               Page 8 of 9 Pages
                                SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     November 21, 2005            MOUND FUND, LP

                                       By:     GWA Capital Partners, LLC,
                                               Its General Partner


                                       By:      /s/ Guy W. Adams
                                               ---------------------------------
                                                 Name: Guy W. Adams
                                                 Title: Managing Member


Date:     November 21, 2005            GWA CAPITAL PARTNERS LLC


                                       By:      /s/ Guy W. Adams
                                               ---------------------------------
                                                 Name: Guy W. Adams
                                                 Title: Managing Member


Date:     November 21, 2005            GUY W. ADAMS

                                         /s/ Guy W. Adams
                                       -----------------------------------------

                                                               Page 9 of 9 Pages



                                     ANNEX A


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                           PEAK INTERNATIONAL LIMITED



                           Date of              Nature of           Number of
For the Account of       Transaction           Transaction          Securities        Price per Share
------------------       -----------           -----------        --------------      ---------------

Mound Fund, LP         September 30, 2005      Open Market        11,000 Shares            $3.00
                                                Purchase

Mound Fund, LP          October 3, 2005        Open Market        52,000 Shares            $3.02
                                                Purchase

Mound Fund, LP          October 13, 2005      Open Market          1,700 Shares            $3.03
                                                  Sale

Mound Fund, LP          October 13, 2005      Open Market          1,000 Shares            $2.93
                                                  Sale
